

Mail Stop 3720

November 16, 2015

Mr. Jay Chang
Chief Financial Officer
KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

      **Re:    KongZhong Corporation**
               **Form 20-F for Fiscal Year Ended December 31, 2014**
               **Filed April 16, 2015**
               **File No. 000-50826**

Dear Mr. Chang:

      We have reviewed your November 12, 2015 response to our comment letter and have the following comment.  In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Financial Statements
Notes to Consolidated Financial Statements For the Years Ended December 31, 2012, 2013 and 2014
13. Acquired Intangible Assets, Net, page F-37

1.    We note your response to comment 1.  Please tell us if you are continuing or have abandoned your efforts to launch the Hawken game.  If you are continuing your efforts to launch the Hawken game, tell us why you are continuing your efforts to launch the Hawken game; why you concluded that the warrant will be forfeited and not exercisable in the future; and the factors you considered in concluding that the successful launch of such game is highly uncertain.  In addition, tell us if you have conducted trial launches of the Hawken game and if so, why you were not obligated to pay the remaining installment to the third party game developer.

You may contact Christie Wong, Staff Accountant at (202)-551-3684 or Dean Suehiro, Senior Staff Accountant at (202)-551-3384 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications